Exhibit 12.1

Cytokinetics, Incorporated

     The following table sets forth our ratio of deficiency of earnings to fixed charges and ratio of combined fixed charges to deficiency of earnings for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and the three months ended March 31, 2005. As the ratios of deficiency of earnings to fixed charges and deficiency of earnings to combined fixed charges indicate less than one-to-one coverage, we have provided the coverage deficiency amounts.

Statement of Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

						Quarter
						Ended
	Fiscal Year Ended December 31,					March 31,
	2000	2001	2002	2003	2004	2005
Income (loss) before income taxes	$(13,079)	$(15,874)	$(23,080)	$(32,685)	$(37,198)	$(10,530)
Fixed charges	447	708	1,437	1,596	1,243	314

Total earnings (loss) for computation of ratio	$(12,632)	$(15,166)	$(21,643)	$(31,089)	$(35,955)	$(10,216)

Fixed Charges:
Interest expense	$165	$179	$697	$833	$443	$111
Amortization of prepayment penalty on debt	—	—	—	30	92	23
Interest attributable to rentals [a]	282	529	740	733	708	180

Total fixed charges	$447	$708	$1,437	$1,596	$1,243	$314

Preferred dividends	2,988	8,730	9,430	12,102	4,479	—

Total combined fixed charges and preferred dividends	$3,435	$9,438	$10,867	$13,698	$5,722	$314

Ratio of earnings to fixed charges [b]	—	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred dividends [b]	—	—	—	—	—	—

a)	Interest attributable to rentals equals one-third of total rental expense.

b)	Due to Cytokinetics’ losses in the years ended December 31, 2000, 2001, 2002, 2003 and 2004, and the quarter ended March 31, 2005, the ratio coverage was less than 1:1. Additional earnings of $13.1 million, $15.9 million, $23.1 million, $32.7 million, $37.2 million and $10.5 million would have been required in each of these periods, respectively, to achieve a ratio of 1:1.